Exhibit 99 (a)(5)

FOR IMMEDIATE RELEASE: January 3, 2007

CONTACT:	Donald W. Jewell	Patrick W. Hurley
	Chief Executive Officer	Chief Financial Officer
	(303) 320-8800	(303) 320-8800

SPORT-HALEY, INC. ANNOUNCES COMMENCEMENT OF “DUTCH AUCTION” TENDER OFFER

Denver, Colorado - January 3, 2007 - Sport-Haley, Inc. (NASDAQ NMS: SPOR) (the “Company”) today announced that it has commenced its previously announced modified “Dutch Auction” tender offer to purchase up to 472,000 shares of its common stock at a price not greater than $5.30 nor less than $4.80 per share, net in cash.  The Company will purchase, pursuant to the tender offer, up to 472,000 shares that are properly tendered and not withdrawn by tendering shareholders.  The offer to purchase is not an offer to purchase a specified dollar amount of shares of the Company’s common stock.

Based on the number of shares tendered and the prices specified by the tendering shareholders within the range of $4.80 to $5.30 per share, the Company will determine the lowest per share price within the range that will enable it to buy up to 472,000 shares. If more than 472,000 shares are properly tendered at or below the determined price per share, the Company will purchase shares tendered by the holders at the determined price per share, on a prorata basis, subject to priority given to holders of less than 100 shares of common stock of the Company who properly tender all of their shares and specify a price at or below the determined price per share.  The tender offer is not contingent upon any minimum number of shares being tendered.  The tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to shareholders of the Company.

The tender offer will expire at 12:00 midnight Eastern Time on February 1, 2007, unless extended by the Company.  Any extension of this deadline, or any amendments to the tender offer, will be announced by a prompt news release as well as filings with the Securities and Exchange Commission.

The Depositary for the tender offer is Computershare Trust Company, Inc., which also acts as transfer agent for the common stock of the Company.

None of the Company, its Board of Directors or management or the Depositary makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares.  Members of the Board of Directors and executive officers of the Company have advised that they do not intend to tender their shares in the tender offer.

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This News Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock.  The solicitation of offers to purchase the Company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the Company is sending to its shareholders, including the Tender Offer Statement on Schedule TO, the Letter of Transmittal and other related documents, which documents were today filed with the Securities and Exchange Commission.

Shareholders are urged to read the Company’s Tender Offer Statement on Schedule TO, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Tender Offer Statement when they become available, because they contain important information.  Each of these documents has been or will be filed with the Securities and Exchange Commission and shareholders may obtain them free of charge from the Commission at the Commission’s website (www.sec.gov).  Shareholders may also request copies, without charge, of these filings from the Company.

Sport Haley, Inc. designs, purchases, contracts for the manufacture of and markets women’s and men’s fashion golf apparel and outerwear under the SPORT HALEY® and Ben Hogan® labels. The fashion golf apparel collections, known for their innovative designs, quality fabrics, generous fits and classic styles, are primarily marketed in the premium and mid priced markets, through a network of independent sales representatives and distributors, to golf professional shops, country clubs, resorts and exclusive department stores within the United States and by certain distributors within international markets. Reserve Apparel Group LLC, a wholly owned subsidiary of Sport-Haley, Inc., designs, purchases, contracts for the manufacture of, markets and distributes branded golf apparel and outerwear under the Top Flite® label. Ben Hogan® fashion apparel and Top Flite® branded apparel are distributed pursuant to a licensing agreement with Callaway Golf Company.